Contact

www.linkedin.com/in/georgelebeau
(LinkedIn)

Top Skills

Leadership Development
Strategy
Financial Modeling

George LeBeau

Family Office Executive | Consultant
Los Angeles

Summary

For over a decade, I have worked closely with an ultra high net worth single family office to oversee the investment portfolio and family goals. This works includes responsibility for the oversight and risked based returns for all elements of the commercial portfolio. Specific experience includes partnering closely with entrepreneurs to develop business strategy, project cash flows for all elements of the family and business life, and execute marketing strategies to work towards an exit.

In early 2020, I launched a company to apply these skills to other families of wealth that need services beyond what a typical investment bank can provide. I find my greatest satisfaction in solving complexities and helping families accomplish their highest goals.

Strengths include Entrepreneurship, Venture Capital, Software Development Life Cycle (SDLC), Management, and Financial Modeling.

Experience

Sound Advising
Chief Executive Officer
January 2020 - Present (2 years 7 months)
Greater Los Angeles Area

CEO of a consulting firm that provides CFO services and strategic financial counsel to high net worth individuals, families, family offices and business owners.

Private Single Family Office | SGL
13 years 3 months

Chief Financial Officer
January 2020 - Present (2 years 7 months)

Outsourced CFO to evaluate and manage investment opportunities, prepare financial statements, represent shareholding, partner with leadership and an assortment of other responsibilities as dictated by the family office needs.

Chief Operations Officer | Chief Financial Officer

May 2009 - January 2020 (10 years 9 months)

Santa Monica, California, United States

Hewitt Associates

Lead Systems Analyst

January 2004 - May 2009 (5 years 5 months)

Client lead and project manager to facilitate tracking of employee benefits for large Fortune 50 companies.

Merrill Lynch

Financial Planning Intern

January 2003 - May 2003 (5 months)

Worked with financial planners to identify financial targets, develop and implement operating plans and establish methods of tracking performance.

Education

University of Southern California - Marshall School of Business

MBA, Business, Finance · (2006 - 2009)

University of Southern California

Master of Business Administration - MBA · (2009)

Wheaton College

BA, Business/Economics, English Minor · (August 2000 - May 2003)

Master's Commission

 · (August 1999 - June 2000)